UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

Lisbon, July 25th 2006

Reuters:       EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

ELECTRA

The Consortium EDP – Energias de Portugal, S.A. (“EDP”) / Águas de Portugal, S.A. (“AdP”) – 60% EDP and 40% AdP – which holds a 51% stake in Electra, signed yesterday a memorandum of understanding (MoU) with the Cape Verde Government regarding the restructuring of Electra’s shareholder structure.

Electra is the concessionary in Cape Verde for electricity transmission and distribution, water transport and distribution and wastewater treatment.

As a result of several factors, mostly related to the rise in fuel prices and an increasing tariff deficit, the financial position of Electra was deteriorated, leading to an unsustainable situation due to the difficulties for the Cape Verde State to restore the financial equilibrium of the concession and to create a tariff regulation proper to the reality of the company.

As such, with the intervention of the Portuguese Government through the Economy and Innovation Minister, the Consortium EDP/AdP made a proposal to the Cape Verde Government in order to provide a solution for the country’s energy crisis and to enable the sustainability of Electra. Therefore, an MoU (that will need to be regularised and completed through a final contract on changes in Electra shareholder structure) was signed with the Cape Verde State, which provides for the following:

1.      Reduction of Electra’s share capital to the minimum allowed by law, for the purpose of covering losses;

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

2. Subsequent increase of Electra’s share capital through capital contributions to be made by the Consortium EDP/AdP, by means of the conversion of shareholder loans and other credits, as well as of cash entries in an amount of €1.2 million, amounting to a total of €8.9 million.

After the stabilization of Electra’s financial situation, corresponding to the value of the existing share capital at the beginning of the concession, EDP and AdP agreed to sell at least 51% of Electra’s share capital to Cape Verde State, remaining as minority shareholders, without any particular obligations.

In addition, the Consortium EDP/AdP will negotiate the acquisition of the financial debt that Electra has with the Portuguese banks in the amount of €70 million, becoming Electra’s creditor, and the payment of this debt will be made in a 20-year period, with guarantee of reimbursement by the State of Cape Verde.

In accordance with EDP’s by-laws, the definitive agreement is subject to previous approval by EDP’s General and Supervisory Board.

EDP had already provisioned €44 million in its 1Q2006 financial statements related to the total financial liabilities that it had with Electra. As such, this operation has no additional impact on EDP’s results.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer